UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Paul Evans LLC

Legal status of issuer

        Form
        Limited Liability Company

        Jurisdiction of Incorporation/Organization
        New York

        Date of organization
        May 7, 2012

Physical address of issuer
6 St John Lane New York NY 10013

Website of issuer
https://www.paulevansny.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Seed Preferred Units

Target number of Securities to be offered
1,496

Price (or method for determining price)
$16.71

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
August 10, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,536,674	$691,119
Cash & Cash Equivalents	$1,404,461	$260,743
Accounts Receivable	$0	$0
Short-term Debt	$645,082	$650,223
Long-term Debt	$1,511,406	$0
Revenues/Sales	$2,015,310	$1,692,405
Cost of Goods Sold	-$977,655	-$777,560
Taxes Paid	$0	$0
Net Income	-$808,801	-$251,849

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
June 13, 2018

Paul Evans LLC



Up to $1,070,000 of Preferred Units

Paul Evans LLC ("Paul Evans", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Series Seed Preferred Units of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by August 10, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by August 10, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to August 10, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to

future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: http://www.paulevansny.com/investors

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/paul.evans

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Paul Evans LLC is a New York Limited Liability Company, formed on May 7, 2012.

The Company is located at 6 St John Lane New York NY 10013.

The Company's website is https://www.paulevansny.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/paul.evans and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Preferred Units being offered	$25,000
Maximum amount of Preferred Units	$1,070,000
Purchase price per Security	$16.71
Minimum investment amount per investor	$1,000
Offering deadline	August 10, 2018
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on pages 9, 12, and 15-16.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Cyclical and seasonal fluctuations in the economy, in internet usage, and in traditional retail shopping may have an effect on our business. Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The Company could be harmed if it is unable to meet its cash demands to adequately manage its product inventory. Working capital for consumer goods companies is challenging to manage, and Paul Evans may struggle to deliver orders in a timely manner for delivery that enables customer satisfaction. They may find it difficult to fund purchase orders if they experience more demand than they are anticipating. Also, there is lag between when they place orders and when they receive them in New York from their factory in Italy.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive footwear space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company does not have an employment contract in place with Evan Fript, the CEO. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Evan Fript were to leave Paul Evans, the Company might not have any ability to prevent his direct competition, or have any legal right to intellectual property created during his employment. There is no guarantee that an employment agreement will be entered into.

We currently obtain our products from a single manufacturing source, and are subject to significant supply and pricing risks. Many products, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many products, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. The supplier of our products may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of products. The follow-on effects from global economic conditions on our supplier, also could affect our ability to obtain products. Therefore, we remain subject to significant risks of supply shortages and price increases.

The consolidation of retail customers could adversely affect us. Retail customers in our major markets may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

The Company's CEO is paid via guaranteed distributions. Evan Fript is paid a guaranteed distribution, in lieu of W-2 wages, for his role and responsibilities as Chief Executive Officer.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products. Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The Company's success depends on the experience and skill of its Manager, its executive officers, and key employees. In particular, the Company is dependent on Evan Fript. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or Manager or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company has outstanding liabilities. The Company owes Black Oak $2,172,222. For further details, please refer to the following section: "Capitalization and Ownership."

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Risks Related to the Securities

The Series Seed Preferred Units will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Units may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Units. Because the Series Seed Preferred Units have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Units may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Units in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 36% of the Company. Subject to any fiduciary duties owed to our other owners or investors under New York law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management proposals that are subject to owner approval.

Your ownership of the Preferred Units may be subject to dilution. Non-Major Purchasers (as defined below) of Preferred Units do not have preemptive rights. If the Company conducts subsequent offerings of Preferred Units or Securities convertible into Preferred Units, issues units pursuant to a compensation or distribution reinvestment plan or otherwise issues additional units, investors who purchase units in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding units. Furthermore, Purchasers may experience a dilution in the value of their units depending on the terms and pricing of any future equity issuances (including the units being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investor proxy agreement, which limits your voting rights. All Non-Major Purchasers of Series Seed Preferred Units will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred units into common units without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Units held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's Manager deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its units of Preferred Units.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business
Paul Evans sells a wide range of men's luxury footwear, and a curated offering of belts and wallets. Products are handmade in Naples, Italy, and are sold online.

Business Plan
The Company plans to scale customer acquisition through digital and physical marketing campaigns including email marketing, social media marketing, paid social and performance advertising, digital retargeting, direct mail, shared mail, out-of-home marketing and pop-up stores/guide shops.

The Company's Products and/or Services

Product / Service	Description	Current Market
Men's luxury footwear, belts, and accessories.	Paul Evans sells men's luxury products direct-to-consumer. Products are handmade in Naples, Italy.	Paul Evans primarily targets male millennials between 26 – 39 in major cities around the world who demand expertly-crafted footwear.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our customers are male millennials in major cities around the world seeking to purchase luxury footwear.

Intellectual Property

The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Mark	File Date	Grant Date	Country
4599678	PAUL EVANS (IC 25)	April 16, 2013	September 9, 2014	USA
5299033	Step Up Your Shoe Game (IC 25)	January 14, 2016	October 3, 2017	USA
87796999	Make Shoes Great Again	February 14, 2018	N/A	USA

Litigation

Paul Evans, LLC & Evan Fript v. Wade Groom, New York Court of the City of New York, County of Kings, Index No. 022455/2017 Matter originally stated as Wade Groom filing a small claims matter against Paul Evans, LLC for $5,000

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 11.2% of the proceeds, or $28,000, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.36% of the proceeds, or $89,500, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Customer Acquisition	100%	100%	100%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Evan Fript	CEO and Managing Member (2012 – Present)	N/A

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee in New York.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Units	313,562	Yes	Common and preferred units will vote on all matters before the unit holders of the Company.	100%	N/A
Warrants to purchase Common Units	61,919 with the possibility of up to 29,552 more warrants to be issued	N/A	Exercise of the warrants will dilute Series Seed Preferred ownership.	N/A (if exercised prior to offering, 16.4%)	N/A
Warrants to purchase Common Units	1,508	N/A	Exercise of the warrants will dilute Series Seed Preferred ownership.	N/A (if exercised prior to offering, .4%)	Warrant contains put right exercisable before March 3, 2020 whereby the holder can force the

| | | | | | | Company to repurchase the warrants at a price per Unit equal to the greater (i) of 1.5x of the trailing 12 months revenue, plus cash and less all long term debt, or (ii) the fair market value divided by the total capitalization of the Company. |

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Loan	Black Oak	$2,172,222 with the possibility of up to $1,050,000 more debt to be issued	12.5% annual interest	Interest paid monthly; Entire balance due at note maturity date	All assets of the Company, certain Units owned by Evan Fript.	December 21, 2020	N/A

Ownership
36% of the Company is owned by one individual. That individual is Evan Fript.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Evan Fript	Common Units	36%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Paul Evans, LLC ("the Company") is a New York limited liability company that was founded on May 7, 2012, and is headquartered in New York, New York. The Company produces and sells stylish, comfortable men's footwear, belts and accessories made from the highest quality material delivered straight to the customer.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a

beneficial effect on our liquidity, as we have approximately $1,404,461 in cash on hand as of December 31, 2017 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $7,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its equity (or grants options over its equity) to its founders and early employees at a very low cash cost, because they are, in effect, put
ting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their equity than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each portion of equity of the same type is worth the same amount, and you paid more for your equity (or the notes convertible into equity) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
05-13 Common Units	May 2013	Regulation D, 506(b)	Common Units	143,406	Inventory purchases and customer acquisition.
08-14 Common Units	August 2014	Regulation D, 506(b)	Common Units	24,625	Inventory purchases and customer acquisition.
06-15 Common Units	June 2015	Regulation D, 506(b)	Common Units	12,344	Inventory purchases and customer acquisition.
12-15 Common Units	December 2015	Regulation D, 506(b)	Common Units	8,767	Inventory purchases and customer acquisition.
04-17 Common Units	April 2017	Regulation D, 506(b)	Common Units	1,582	Inventory purchases and customer acquisition.
09-17 Common Units	September 2017	Regulation D, 506(b)	Common Units	9,195	Inventory purchases and customer acquisition.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Units Investment Agreement and the investor proxy agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $250,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed Preferred Units to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
- greater information and inspection rights
- if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
- a right of first refusal for the transfer of common units by a key holder, if the Company does not exercise that right.

Classes of securities of the Company

Common units

Distribution Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Series Seed Preferred Units

Rights and Preferences
None

Series Seed Preferred Units

Distribution Rights
Holders of Series Seed Preferred Units are entitled to receive distribution pari passu with holders of common units, as may be declared from time to time by the Manager out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
Holders of Series Seed Preferred Units are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common units. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed Preferred Units voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Units set forth in articles of formation or operating agreement, as then in effect, in a way that adversely affects the Series Seed Preferred Units;
- increase or decrease the authorized number of units of any class;
- authorize or create (by reclassification or otherwise) any new class or series of capital units having rights, powers, or privileges set forth in the operating agreement, as then in effect, that are senior to or on a parity with any series of Preferred Units;
- redeem or repurchase any units (other than pursuant to employee or consultant agreements giving the Company the right to repurchase units upon the termination of services pursuant to the terms of the applicable agreement);
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Units.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Units will be entitled to receive the greater of 1 times the unreturned capital contribution or such amounts that they would have received had all units of preferred units been converted to common units. Holders of Series Seed Preferred Units receive these distributions before any holders of common units.

Conversion Rights

Each Series Seed Preferred Units are convertible into one common units (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed Preferred Units Investment Agreement & Company Operating Agreement
Under the Series Seed Preferred Units Investment Agreement and Company Amended & Restated Operating Agreement (the "Investment Agreements"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Units will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common units by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common units.

Holders of Series Seed Preferred Units are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of units of the Company agrees that, in the event the Company's Manager, and a majority of both (i) the holders of the Company's common units then outstanding, and (ii) the holders of a majority common units that is issued and issuable upon conversion of the preferred units vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective units, then all holders of units will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their units.

All Non-Major Purchasers of Series Seed Preferred Units will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred units into common units without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Units held by Non-Major Purchasers vote to terminate the agreement.

What it means to be a minority holder
As an investor in Series Seed Preferred Units of the Company, your rights will be more limited than the rights of the holders of common units who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common units of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution
Even once the Series Seed Preferred Units convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional units. In other words, when the Company issues more units (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred units or warrants) into stock.

If a company decides to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more units in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for units that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in units to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into units. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more units than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a unit price ceiling. Either way, the holders of the convertible notes get more units for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more units for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it's important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Series Seed Preferred Units.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed Preferred Units. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common units. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per Unit when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
- (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
- (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
- (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- (5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Evan Fript
_____
(Signature)

Evan Fript
_____
(Name)

CEO and Managing Member
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Evan Fript
_____
(Signature)

Evan Fript
_____
(Name)

CEO and Managing Member
_____
(Title)

June 13, 2018
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and Manager or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

Paul Evans, LLC

(a New York Limited Liability Company)

Financial Statements (Unaudited) and

Independent Accountants' Review Report

Years Ended December 31, 2017 and 2016

TABLE OF CONTENTS





F&A

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To Management of Paul Evans, LLC
35 Christopher Street ST-E
New York, NY 10014

We have reviewed the accompanying financial statements of Paul Evans, LLC which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations and changes in members' equity, and cash flows for the two years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Other Matter

As disclosed in Note 2 of the financial statements, Paul Evans, LLC has incurred significant losses and relies on outside financing to fund operations. Accordingly, substantial doubt is raised about Paul Evans, LLC's ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

May 25, 2018

Members of:

WSCPA

AICPA

802 N Washington

PO Box 2163

Spokane, Washington

99210-2163

P 509-624-9223

mail@fruci.com

www.fruci.com

Paul Evans, LLC
Balance Sheets
At December 31, 2017 and 2016
(unaudited)

ASSETS

	December 31, 2017	December 31, 2016
Current assets:		
Cash	$ 1,404,461	$ 260,743
Inventory	132,165	389,742
Total current assets	1,536,626	650,485
Furniture and equipment, net	48	20,234
Deposits	-	20,400
Total assets	$ 1,536,674	$ 691,119

LIABILITIES AND MEMBERS' EQUITY

Current liabilities		
Accounts payable and accrued expenses	$ 244,396	$ 209,189
Short term notes payable, net	-	384,944
Deferred revenue	400,686	56,090
Total current liabilities	645,082	650,223
Note payable, net	1,511,406	-
Total liabilities	2,156,488	650,223
Commitments & contingencies	-	-
Members' equity	(619,814)	40,896
Total liabilities & members' equity	$ 1,536,674	$ 691,119

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

Paul Evans, LLC
Statements of Operations and Changes in Members' Equity
For the Years Ended December 31, 2017 and 2016
(unaudited)

	Year ended December 31,	
	2017	2016
Sales, net	$ 2,015,310	$ 1,692,405
Cost of goods sold	(977,655)	(777,560)
Gross profit	1,037,655	914,845
Expenses:		
Advertising and promotion	622,803	415,162
Selling expenses	421,622	242,618
Salaries and wages	362,619	276,309
General and administrative	217,261	98,574
Rent and facility costs	110,002	68,884
Professional fees	25,539	12,556
Travel and related expenses	8,555	7,799
Depreciation and amortization	3,954	6,930
Total operating expenses	1,772,355	1,128,832
Net loss from operations	(734,700)	(213,987)
Other income (expense)		
Loss on disposal of furniture and equipment	(16,232)	-
Interest expense	(90,814)	(42,561)
Other Income	32,945	4,699
Net loss	$ (808,801)	$ (251,849)
Changes in Members' Equity		
Beginning members' equity	$ 40,896	$ 275,473
Capital contributions	39,895	17,472
Distributions to members	-	(200)
Issuance of warrants to purchase membership units	108,196	-
Net loss	(808,801)	(251,849)
Ending members' equity	$ (619,814)	$ 40,896

Paul Evans, LLC
Statements of Cash Flows
For the Years Ended December 31, 2017 and 2016
(unaudited)

| | Year ended December 31, | |
	2017	2016
Cash flows from operating activities:		
Net loss	$ (808,801)	$ (251,849)
Adjustments to reconcile net loss to net cash used		
by operating activities:		
Depreciation and amortization	3,954	6,930
Loss on disposal of furniture and equipment	16,232	-
Changes in assets and liabilities:		
Inventory	257,577	(231,082)
Deposits	20,400	(20,400)
Accounts payable and accrued expenses	35,207	196,640
Deferred revenue	344,596	56,090
Net cash used in operating activities	(130,835)	(243,671)
Cash flows from investing activities:		
Purchases of furniture and equipment	-	(22,723)
Net cash used in investing activities	-	(22,723)
Cash flows from financing activities:		
Member contributions	39,895	17,472
Distributions to members	-	(200)
Proceeds from issuance of long-term note	1,750,000	-
Payment of loan fees	(130,398)	-
Proceeds from issuance of short-term notes	295,000	406,250
Repayments on short term notes	(679,944)	(126,803)
Net cash provided by financing activities	1,274,553	296,719
Net increase (decrease) in cash	1,143,718	30,325
Cash at beginning of period	260,743	230,418
Cash at end of period	$ 1,404,461	$ 260,743
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ 90,814	$ 42,561

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Paul Evans, LLC ("the Company") is a New York limited liability company that was founded on May 7, 2012, and is headquartered in New York, New York. The Company produces and sells stylish, comfortable men's footwear, belts and accessories made from the highest quality material delivered straight to the customer.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2017 and 2016, the Company recognized $622,803 and $415,162 in advertising costs, respectively.

Shipping and Handling

Fees related to shipping and handling of products sold to customers are expensed as incurred. Shipping costs required to obtain goods for sale are capitalized to inventory. Shipping and handling costs recognized during the years ended December 31, 2017 and 2016 totaled $90,093 and $131,982, respectively.

Revenue Recognition

The Company recognizes revenue on sales of its products only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Returns are recognized on the date the returned inventory is received by the Company.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

The fair value of warrants issued during 2017 is $108,196 and was measured using unobservable inputs, and therefore, is classified as Level 3 per the fair value hierarchy.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $1,161 and $0 for the years ended December 31, 2017 and 2016, respectively.

Income Taxes

As a limited liability company, the Company is not a taxpaying entity for federal income tax purposes. Accordingly, the Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal and the New York state jurisdictions, as applicable. The Company's open tax years for examination are for the years 2015-2017.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that at times may exceed federally insured limits. No losses have been recognized as a result of these excess amounts.

Inventory

Inventory is stated at the lower of cost or market and is account for using the first-in-first-out ("FIFO") method. At times, the Company will prepay a portion of inventory ordered from the Company's sole manufacturer. These amounts are recorded as inventory on the balance sheets. The Company analyzes inventory for any potential obsolescence, and records impairment an obsolescence reserve against inventory as deemed necessary. At December 31, 2017 and 2016, no such impairment or obsolescence reserve was deemed necessary.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is expensed over the estimated useful lives of the related assets using the straight-line method over a useful life of five to seven years. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is recorded to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2017 or 2016.

Depreciation expense for the years ended December 31, 2017 and 2016, was $3,954 and $2,734, respectively.

During 2017, the Company disposed of all furniture and equipment associated with the Company's closed retail shop. No proceeds were received, and a loss on disposal of $16,232 was recognized as other expense in the statements of operations and changes in members' equity. There were no significant disposals during the year ended December 31, 2016.

Deferred Revenue

Deferred revenue consists of cash received from customers for the prepayments of merchandise that has yet to be delivered as of December 31, 2017 and 2016. Deferred revenue amounts will be recognized as revenue upon delivery of merchandise to the customer.

Deferred Loan Fees

Deferred loan fees incurred in connection with issuance of notes payable are recorded against the outstanding note principal balance on the balance sheet, and are amortized over the life of the promissory note on a straight-line basis.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

In February 2018, the Company received proceeds of $422,222 (second tranche) pursuant to the Black Oak Capital loan agreement described in Note 4.

Subsequent Events

The Company has evaluated subsequent events through May 25, 2018, the date these financial statements were available to be issued.

In February 2018, the Company received proceeds of $422,222 pursuant to the loan agreement with Black Oak Capital, and subject to the same provision, as described in Note 4.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $1,147,669, and relies on outside financing to fund operations, which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of membership units, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – FURNITURE AND EQUIPMENT (NET)

Furniture and equipment consist of the following at December 31:

	2017	2016
Furniture	$ 1,851	$ 16,091
Equipment	-	8,483
	1,851	24,574
Accumulated depreciation	(1,803)	(4,340)
Furniture and equipment, net	$ 48	$ 20,234

NOTE 4 – SHORT-TERM AND LONG-TERM DEBT ARRANGEMENTS

On December 21, 2017, the Company entered in to a loan agreement with Black Oak Capital. The loan is payable in three tranches, the first of which was funded on December 21, 2017, for $1,750,000. Interest for all loan amounts is 12.50% per annum, compounded monthly. All amounts received under the three tranches are due three years from the issuance date of the first tranche. The remaining tranches are to be issued to the Company according to the following:

- Second Tranche: The Company shall receive an additional $450,000, on or before the earlier of February 28, 2018, and the closing of Equity Portion.

- Third Tranche: The Company shall receive an additional $1,050,000, on or before August 30, 2018, contingent upon the Company obtaining $2,750,000 in net sales in the preceding twelve months for the period ending June 30, 2018, based on a certified financial statement to be delivered to the note holder by August 1, 2018.

Alongside the note issuance, Black Oak Capital was issued warrants to purchase membership units of the Company. The warrants are delivered to Black Oak Capital upon issuance of funds pursuant to the three tranches, described above. Warrants to be issued upon funding of first, second, and third tranches are 49,254; 12,665; and 29,552, respectively. As of December 31, 2017, 49,254 warrants have been issued and were valued at the grant date and recorded as a discount on the note principal on the balance sheets.

During 2017, the Company entered into multiple short-term financing agreements for cash proceeds of $295,000. Total interest to be paid pursuant to these financing agreements is $34,967. During 2017, all of the principal and interest owed under these financing agreements was repaid in full.

During 2016, the Company issued a promissory note to M2 Acquisitions, LLC in the amount of $250,000. The note carries interest at 15% per annum and matured on June 1, 2017. During 2017, this loan and all accrued interest was repaid in full.

During 2016, the Company issued a promissory note to PayPal in the amount of $82,000, via a 'working capital account agreement. Interest to be paid over the term of the working capital agreement totals $12,208. Upon receipt of proceeds from sales through PayPal, 30% of the proceeds will be paid to PayPal as payment of principal and interest. This agreement terminates upon repayment of $82,000 principal and $12,208 interest. During 2017, principal and interest per the working capital agreement were repaid in full.

During 2016, the Company entered into a consignment agreement with Kickfurther, by which Kickfurther purchased $74,250 of inventory from the Company and issued it back to the Company on a consignment basis. This transaction was recorded as a product financing arrangement. The Company remits the sales price, plus a fee, in for equal installments for all consignment inventory sold. The fees remitted to Kickfurther were recorded as interest expense. During 2017, the amount due under this consignment agreement was repaid in full.

During 2015, the Company issued a promissory note to On Deck Capital, Inc. for $100,000. Total interest to be paid, based on daily scheduled payments, is $23,001. The note matured 18 months from the date of issuance. During 2017, total principal and interest per the promissory note were repaid in full.

Interest expense for the years ended December 31, 2017 and 2016 is $90,814 and $42,561, respectively.

Long-term notes payable consists of the following at December:

	2017	**2016**
Note principal	$ 1,750,000	$ -
Unamortized deferred loan costs, net of accumulated amortization	(238,594)	
Note principal, net of deferred loan costs	$ 1,511,406	$ -

Short-term notes payable consists of the following at December:

	2017	**2016**
Note principal	$ -	$ 385,221
Unamortized deferred loan costs, net of accumulated amortization	-	(277)
Note principal, net of deferred loan costs	$ -	$ 384,944

There was no amortization of deferred loan costs associated with Black Oak Capital promissory note issued in December 2017. Amortization expense of deferred loan costs for the year ended December 31, 2016 was $4,196.

For the years ended December 31, 2017 and 2016, the Company expensed loan fees on short term financing agreements of $102,133 and $2,500, respectively.

NOTE 5 – MEMBERS' EQUITY

During the years ended December 31, 2017 and 2016, the Company's members contributed $39,895 and $17,472, respectively. During the years ended December 31, 2017 and 2016, distributions issued to members totaled $0 and $200, respectively.

During 2017, the Company issued warrants to purchase 49,254 membership units of the Company alongside of note payable issued. The warrants expire December 2027 and allow the holder to purchase the aforementioned number of shares for a purchase price of $5,385. As of December 31, 2017, no warrants have been exercised.

NOTE 6 – SETTLEMENT

In a prior period, a member of the Company fraudulently purchased certain inventory from the Company's manufacturer. This member was not, and is not currently, a managing member or employee of the Company. During 2017, the matter was settled, and the Company received a payment of $18,984 and is recorded as other income in the statements of operations and changes in members' equity.

NOTE 7 – OPERATING LEASE

During 2016, the Company entered into an operating lease agreement for retail space. In December 31, 2017, the Company closed its retail space and terminated the lease agreement. Rent expense for the years ended December 31, 2017 and 2016 is $110,002 and $68,884, respectively. There are no future expected lease payments pursuant to this lease agreement.

NOTE 8 – CONCENTRATIONS

For the years ended December 31, 2017 and 2016, the Company had one manufacturer from which all inventory was purchased.

EXHIBIT C
PDF of SI Website





Made in Italy. Designed in New York. Step up your shoe game.

This presentation contains offering materials prepared solely by Paul Evans with
SI Securities, and not subject to FINRA Rule 2210. This presentation may contain
statements and information relating to, among other things, the company, its bu
strategy, and its industry. These statements reflect management's current views
future events based information currently available and are subject to risks and
could cause the company's actual results to differ materially. Investors are cautio
undue reliance on these forward-looking statements as they are meant for illustr
they do not represent guarantees of future results, levels of activity, performance
of which cannot be made. Moreover, no person nor any other person or entity as
for the accuracy and completeness of forward-looking statements, and is under
any such statements to conform them to actual results.

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Direct-to-consumer luxury men's footwear and accessories handmade in Naples, Italy.

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$1,000	**$7,000,000**	**Preferred Equity**
Minimum	Pre-Money valuation	Security Type

INVEST

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

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Paul Evans is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Paul Evans without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

> Lifetime net sales over $5mm since launch (Sept. '13)

> Grew revenue from $199,000 in 2014 (first full year of operations) to over $2 million in 2017

> $330 AOV + 36% repeat purchase rate from nearly 10,000 global customers

> Handmade luxury men's footwear sourced exclusively from Naples, Italy from renowned shoe factory that's now an equity partner

> Advised by former President of Salvatore Ferragamo USA

Fundraise Highlights

> Total Round Size: US $1,070,000

> Raise Description: Seed

> Minimum Investment: US $1,000 per investor

> Security Type: Preferred Equity

> Pre-Money Valuation: US $7,000,000

> Target Minimum Raise Amount: US $250,000

> Offering Type: Side by Side Offering

Mission: Help men everywhere step up their shoe game

———

Paul Evans is a direct-to-consumer luxury men's footwear brand with production exclusively in Naples, Italy. The brand was created for millennial men with discerning taste who demand exceptional value, quality and convenience. Paul Evans works intimately with skilled artisans in Napoli who produce expertly-crafted shoes by hand. Simply put, Paul Evans produces a better product at a vastly lower price point ($399) than its competitors with the convenience of free shipping and returns + 365-day return policy.

By targeting the millennial male consumer that's exceedingly comfortable shopping online, Paul Evans believes it is strongly positioned to capitalize on strong ecommerce trends. Both the menswear and footwear space are two of the fastest growing segments of online sales, growing on average 17.4% and 13.6%, respectively, between 2010 - 2015. Additionally, the global men's dress shoe market is expected to be nearly $10bn by 2022.

Men are loyal customers who will shop with brands that resonate with their lifestyles. Over the past 5 years, Paul Evans has built a strong shoe brand that captivates customers with exceptional product and a convenient, pleasurable buying experience. As a tech-enabled footwear brand utilizing a direct-to-consumer distribution model, Paul Evans believes it can continue stealing global market share from incumbent players and heritage brands.

The unit economics of the luxury footwear business are attractive. Paul Evans has strong both product margins (over 50%) and dollar margins ($200), which enable it to devote more dollars to customer acquisition. Additionally, returning customers made up nearly 35% of sales in 2017, a significant number given the higher price point ($399) and slower turnover rate of the product category.

Select Customer Reviews:

"Sick boots. This is the best Chelsea boot ever created. Everything about it is gorgeous. Seriously, I just can't see it getting any better than this. They're so damn worth it."

"Exquisite. I cannot count the number of times that I've been complimented on the shoes. These are definitely the finest quality shoes for the money in the market."

"Gorgeous shoe. Amazing quality, fit, and durability. These are an investment with guaranteed returns."

Read more amazing reviews from customers on reviews.paulevansny.com

The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Product & Service

Paul Evans works exclusively with renowned shoe factory in Naples, Italy, to produce expertly-crafted Italian calfskin men's luxury footwear. Each shoe is handmade from the choicest calfskin found in Italy and painted by hand for stunning finish that's guaranteed to turn heads. The footwear collection is comprised of timelessly modern styles such as oxfords, chelsea boots, penny loafers and many more.

The brand utilizes the Blake stitching method, the traditional Italian shoe construction method, which results in a lightweight, flexible shoe that is both a delight to wear and to admire from afar. A fully-lined leather interior and matching leather soles with close-channeled stitching complete the look.

Paul Evans sells directly to customers via PaulEvansNY.com, thus eliminating the 2.5x traditional retail markup found in heritage brands and department stores. By utilizing a digital storefront, the brand is able to operate at a very low fixed cost base and offer its incredible value proposition to thousands of customers in 100 countries around the world.

The Company is known for its exceptional customer service, stunning product, attractive price point and unparalleled convenience with free shipping, returns and 365-day return policy. Potential investors are encouraged to read the nearly 2,000 five-star reviews on reviews.paulevansny.com to see for themselves how Paul Evans delights its customers.

Gallery



Media Mentions



Team Story

The Company was founded in 2012 by CEO Evan Fript, who at the time was a junior investment banker in New York City struggling to find exceptional footwear in a sea of mediocrity. So, Evan traveled to Italy to meet directly with shoe factories throughout the country. In Naples, he was introduced to a renowned shoe factory that produces footwear for many internationally acclaimed brands.

There, beneath Mt. Vesuvius in the Gulf of Naples, Evan shared with the factory his idea of a direct-to-consumer luxury men's footwear brand. Although initially hesitant to work with a young, unproven Americano, the factory appreciated the concept but more importantly the level of craftsmanship Evan demanded.

Paul Evans has been led by Evan Fript since inception. Previously he worked in capital markets at multiple investment banks in New York City. His former life as a banker helped him both refine the Paul Evans concept and product as well as financially navigate the Company to over $5mm in lifetime net sales and a 150% CAGR since launching in 2013. Evan's passion for luxury Italian footwear is second to none and he strives to provide an exceptional value proposition and ultimate convenience to nearly 10,000 customers in 100 countries around the world.

In 2018, Vincent Ottomanelli became a formal advisor and consigliere to the brand. Mr. Ottomanelli was most recently the President of Salvatore Ferragamo USA. He plans on using his experience and expertise to help institutionalize Paul Evans and prepare the brand for its next growth state.

Founders and Officers



Evan Fript
FOUNDER & CEO

Chief shoe snob.

Would you like to connect with the Paul Evans's team?   YES   NO

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Notable Advisors & Investors



Vincent Ottomanelli

Advisor, Advisor, former CEO of Salvatore Ferragamo USA

Q&A with the Founder

Q: Can you elaborate on your customer acquisition strategy and how you plan to scale? How are you going to grow this business exponentially?

Paul Evans: Paul Evans acquires customers through a variety of physical and digital strategies, including direct mail, out-of-home advertising, experiential, email marketing, organic social media marketing and just recently paid social. I plan to consistently grow revenues by stealing market share from incumbent players in the $10bn global men's dress shoe market (project by 2022) in addition to acquiring younger customers entering the work force who previously did not wear dress shoes. Producing the highest quality product that resonates with our target demographic will ultimately be the biggest driver of future sales as our customers are our best marketing campaigns.

Q: Please list any debt instruments (other than convertible notes) and the terms associated with these instruments.

Paul Evans: Paul Evans closed a $2mm loan in December 2017 with Black Oak Capital, a working capital lender based out of Salt Lake City that has funded other direct-to-consumer brands such as DSTLD Denim. The interest rate is 12.5% and the term is 3-years. Black Oak received warrants in the transaction.

Q: Please detail and explain your exit expectations.

Paul Evans: I plan on first and foremost building a profitable business with healthy margins. My goal is to grow Paul Evans into the $100mm revenue business I know it could be. Building a valuable asset will attract financial suitors including luxury conglomerates such as Tapestry (formerly Coach), Kering, Richemont, LVMH or private equity firms such as Brentwood Associates, KarpReilly, L Catteron.

Q: Can you please talk about how you are overcoming your working capital issues as well as the rationale behind taking out the loan from Black Oak?

Paul Evans: I took out the Black Oak loan to help solve my working capital issue, which has been the biggest challenge in building Paul Evans. The company has been built with only $600k of equity capital and has relied very heavily on high-interest rate short-term loans from a variety of lenders to fund working capital. To potentially alleviate our working capital constraints, Paul Evans has built a robust pre-order/made-to-order system in which customers pay for out-of-stock or sample merchandise up front to fund production. At any given time, our pre-order list has 500 - 2000 customers who are willing to wait up to 3 months for our handmade Italian footwear. Historically pre-orders have accounted for 25% of revenue.

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,070,000
Minimum investment:	US $1,000
Target Minimum:	US $250,000
Maximum Raise Amount:	US $1,070,000

Key Terms

Security Type:	Preferred Equity
Pre-money valuation:	US $7,000,000
Liquidation preference:	1.0x

Additional Terms

Closing conditions:	While Paul Evans has set an overall target minimum of US $250,000 for the round, Paul Evans must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Paul Evans's Form C.

Transfer restrictions:

Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised



● Customer acquisition

Investor Perks

Investment Size:

$1k - Lifetime 20% discount on PaulEvansNY.com.

$5k - Free shoes + matching leather belt and bifold wallet.

$10k - Five pairs of shoes.

$25k - Five pairs of shoes + factory tour in Italy.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Paul Evans's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $143,406
Closed Date	May 1, 2013
Security Type	Common Equity
Pre-money Valuation	US $292,000

Pre-Seed

Round Size	US $98,500
Closed Date	Aug 1, 2014
Security Type	Common Equity
Pre-money Valuation	US $1,000,000

Pre-Seed

Round Size	US $123,000
Closed Date	Jun 1, 2015
Security Type	Common Equity
Pre-money Valuation	US $4,000,000

Pre-Seed

Round Size	US $113,000
Closed Date	Dec 1, 2015
Security Type	Common Equity
Pre-money Valuation	US $5,000,000

Financial Discussion

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Paul Evans, LLC ("the Company") is a New York limited liability company that was founded on May 7, 2012, and is headquartered in New York, New York. The Company produces and sells stylish, comfortable men's footwear, belts and accessories made from the highest quality material delivered straight to the customer.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $1,404,461 in cash on hand as of December 31, 2017 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $7,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its equity (or grants options over its equity) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their equity than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each portion of equity of the same type is worth the same amount, and you paid more for your equity (or the notes convertible into equity) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Market Landscape

The men's global dress shoe market is expected to reach $10bn by 2022. Paul Evans competes against numerous brands in this highly competitive global market.

Based on price, Paul Evans competes most directly with brand around $400 retail including Allen Edmonds, To Boot New York, Magnanni, Santoni and Cole Haan. Based on quality and craftsmanship, Paul Evans competes with brands that retail for $1000+ including Berluti, John Lobb and Ferragamo.

Our revenue goal is to capture 1% of the global market, or approximately $100mm in annual revenue. We believe this is an achievable goal based on the size of incumbent brands that we compete against, including Allen Edmonds ($150mm), Cole Haan ($200mm), Ferragamo ($200mm) and Berluti ($100mm).

The average landed cost of our shoes is $180, which includes both customs and duties fees (8.5%) and all shipping expenses incurred to deliver goods to our warehouse. The current retail price point for our shoes is $399 and belts $199.

Risks and Disclosures

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Cyclical and seasonal fluctuations in the economy, in internet usage, and in traditional retail shopping may have an effect on our business. Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The Company could be harmed if it is unable to meet its cash demands to adequately manage its product inventory. Working capital for consumer goods companies is challenging to manage, and Paul Evans may struggle to deliver orders in a timely manner for delivery that enables customer satisfaction. They may find it difficult to fund purchase orders if they experience more demand than they are anticipating. Also, there is lag between when they place orders and when they receive them in New York from their factory in Italy.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive footwear space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company does not have an employment contract in place with Evan Fript, the CEO. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Evan Fript were to leave Paul Evans, the Company might not have any ability to prevent his direct competition, or have any legal right to intellectual property created during his employment. There is no guarantee that an employment agreement will be entered into.

We currently obtain our products from a single manufacturing source, and are subject to significant supply and pricing risks. Many products, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many products, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. The supplier of our products may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of products. The follow-on effects from global economic conditions on our supplier, also could affect our ability to obtain products. Therefore, we remain subject to significant risks of supply shortages and price increases.

The consolidation of retail customers could adversely affect us. Retail customers in our major markets may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products. Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The Company's success depends on the experience and skill of its Manager, its executive officers, and key employees. In particular, the Company is dependent on Evan Fript. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or Manager or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Paul Evans

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Paul Evans. Once Paul Evans accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Paul Evans in exchange for your securities. At that point, you will be a proud owner in Paul Evans.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Paul Evans has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now Paul Evans does not plan to list these securities on a national exchange or another secondary market. At some point Paul Evans may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Paul Evans either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is Paul Evans's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Paul Evans's Form C. The Form C includes important details about Paul Evans's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

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EXHIBIT D
Investor Deck



Paul Evans

Made in Italy. Designed in New York. Step up your shoe game.

This presentation contains offering materials prepared solely by Paul Evans without the assistance of SI Securities, and not subject to FINRA Rule 2210. This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



PROBLEM

Prior to Paul Evans, men were unable to find handcrafted Italian luxury footwear at an attractive direct-to-consumer price point and shipped conveniently to their doorstep. That all changed in September '13.

MISSION

To help men everywhere step up their shoe game





Direct-to-consumer luxury men's footwear

Made in Naples, Italy

- Luxe Italian calfskin leather uppers, full-leather lining and close-channeled matching leather soles
- Painted and burnished by hand for an eye-catching finish
- Blake stitched for exceptional comfort, sleek design and ability to resole
- Sold in 100+ countries around the world via PaulEvansNY.com for $425 (vs. $999+ competitors)

Direct-to-consumer business model eliminates the 2.5x traditional retail markup.


"Purchased a pair of Martin wholecuts for my wedding day. I could not be happier with my purchase."
Another satisfied customer
The above individual was not compensated in exchange for their testimonials. In addition, their testimonial should not be construed as and/or considered investment advice.

Lifetime sales +$5 million



Built with a mere $600k in equity capital (and plenty of blood, sweat and tears), Paul Evans has quickly become a brand that resonates with millennial men around the world, known for its high-quality Italian footwear and high-touch customer service.

At only $425, these handcrafted shoes represent an incredible value proposition vs traditional heritage brands. Plus, Paul Evans offers the convenience of free shipping & returns + a 365-day return policy.



"Walk in these to your next big meeting."

Esquire

Global men's formal shoe market forecast to reach $10 billion by 2022, a CAGR of 7%

Research and Markets

Global Men Formal Shoes Market (2016 - 2022)



Vision: Capture 1% of global market share to generate $100 million revenue

Paul Evans will continue to stay focused and heavily market its collection of men's luxury footwear and matching leather belts to millennial men around the world through digital marketing campaigns, direct mail, out-of-home advertising and physical retail concepts such as pop-up shops.

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Menswear and shoes are two of the fastest growing online sales segments, growing on average 17.4% and 13.6%, respectively, between 2010 - 2015

IBIS World





Team

Evan Fript, Founder & CEO

Prior to launching Paul Evans, Evan was a junior capital markets banker at multiple investment banks in New York City. His experience in financial markets has helped guide Paul Evans to over $5mm in lifetime net sales, growing revenue from $199,000 in 2014 (first full year of operations) to over $2mm in 2017.

Vincent Ottomanelli, Advisor

Mr. Ottomanelli was previously President of Salvatore Ferragamo USA and prior to that Chief Financial Officer at Hugo Boss. His experience and expertise in luxury goods make him exceptionally qualified to act as advisor to Paul Evans.

Use of Proceeds

Customer acquisition initiatives

- Paid social media marketing primarily on Facebook and Instagram
- Influencer marketing campaigns
- Direct mail (i.e., postcards, catalogs)
- Out-of-home advertising (i.e., subway posters, telephone kiosks, parking garage posters, branded vehicles)
- Physical retail (i.e., pop-up shops)



Financials

	2013A	2014A	2015A	2016A	2017A	2018E
Net Revenue	**$ 29,232**	**$ 230,755**	**$ 693,594**	**$ 1,692,405**	**$ 2,015,310**	**$ 5,004,177**
Y/Y Growth Rate %		*689.4%*	*200.6%*	*144.0%*	*19.1%*	*148.3%*
COGS	$ 17,638	$ 194,059	$ 488,422	$ 777,560	$ 977,655	$ 2,051,713
Gross Profit	**$ 11,594**	**$ 36,696**	**$ 205,172**	**$ 914,845**	**$ 1,037,655**	**$ 2,952,464**
Margin %	*39.7%*	*15.9%*	*29.6%*	*54.1%*	*51.5%*	*59.0%*
Operating Expenses	$ 49,993	$ 121,900	$ 277,237	$ 1,128,832	$ 1,772,355	$ 3,399,225
EBITDA	**-$ 38,399**	**-$ 74,950**	**-$ 72,065**	**-$ 213,987**	**-$ 734,700**	**-$ 421,847**
Margin %	*-131.4%*	*-32.5%*	*-10.4%*	*-12.6%*	*-36.5%*	*-8.4%*

Source: Filed 1065 tax documents and reviewed financials (for '16 & '17).

is

subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.







Competitive Analysis

	Paul Evans	Ferragamo	Allen Edmonds	Berluti	Gucci
Location	New York	Florence	Port Washington	Paris	Florence
Revenue	$2mm	$1.4bn	$150mm	$130mm	$4.3bn
Production	Italy	Italy	D.R./Wisconsin	Italy	Italy
Year Founded	2013	1923	1922	1895	1921
Avg. Price Point	$425	$800	$400	$2,000	$800







This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

EXHIBIT E
Video Transcript